Contact

www.linkedin.com/in/bradhurd (LinkedIn)
heatherschoice.com (Company)

Top Skills

Operations Management
Manufacturing Process Improvement
Business Strategy

Languages

English

Certifications

Certified Food Safety HACCP Manager (CFSHM)

Brad Hurd

COO at Heather's Choice
Anchorage, Alaska, United States

Summary

Unexpectedly enamored by the world of business, entrepreneurship, leadership, and self-improvement. Currently focused on operations at Heather's Choice and working to better understand how to be a great leader.

Experience

Heather's Choice

COO
March 2017 - Present (7 years 5 months)
Anchorage, Alaska, United States

Anchorage Arbor Care LLC

Owner
October 2014 - March 2017 (2 years 6 months)

Founded at the end of 2014, Anchorage Arbor Care was a tree care and removal company. After three years of working with multiple tree services in Anchorage, Brad decided it was time to make an effort towards a more sustainable type of tree care company. While removals are an inherent part of the industry, his intentions were to reduce unnecessary removals through education and raising awareness of other options, such as correct pruning. The company offered other services including: View Enhancement, Cabling and Bracing, Tree Planting and Education, and assisting with Storm Damage.

Education

Oklahoma Christian University

BS, Public Relations/Advertising · (2005 - 2008)